Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following are screenshots of the Stratasys Ltd. and Desktop Metal, Inc. website (https://www.nextgenerationam.com) on July 17, 2023.

https://www.nextgenerationam.com/

Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re… Dimension's Co… Tender Offer

HOW TO SUPPORT STRATASYS

…sys and …vestment

Legal Disclaimer

Forward-Looking Statements

This website contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of Stratasys Ltd. and its consolidated subsidiaries ("Stratasys") may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, Inc. ("Desktop Metal"), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys' and Desktop Metal's objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of

I AGREE

Nano's self-serving … partial tender offer … opportunities

Nano has launched a highly opp… control of Stratasys by commen… unqualified slate of director can… Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

Nano's campaign risks derailing Stratasys' future growth opportunities and

…of Directors Unanimously …mension's Revised Partial … Unanimously …at Shareholders Vote "**FOR**" …f the Stratasys Slate. We …s to read the Amended …and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re... Dimension's Co... Tender Offer

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...sys and ...vestment

Legal Disclaimer

operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management's beliefs and assumptions made based on information currently available to management. All statements in this website, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words "outlook," "guidance," "expects," "believes," "anticipates," "should," "estimates," and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys' or Desktop Metal's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D "Key Information - Risk Factors", Item 4 "Information on the Company", and Item 5 "Operating and Financial Review and Prospects" in Stratasys' Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, "Risk Factors" in

I AGREE

Nano's self-serving ... partial tender offer ... opportunities

Nano has launched a highly opp... control of Stratasys by commen... unqualified slate of director can... Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

...of Directors Unanimously ...mension's Revised Partial ... Unanimously ...at Shareholders Vote "**FOR**" ...f the Stratasys Slate. We ...s to read the Amended ...and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

Nano's campaign risks derailing Stratasys' future growth opportunities and

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re... Dimension's Co... Tender Offer

HOW TO SUPPORT STRATASYS

...sys and ...vestment

Legal Disclaimer

year ended December 31, 2022 and Part 1, Item 1A, "Risk Factors" in Desktop Metal's Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the "SEC"), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: factors relating to the partial tender offer commenced by Nano Dimension Ltd. ("Nano"), including actions taken by Nano in connection with the offer, actions taken by Stratasys or its shareholders in respect of the offer and the effects of the offer on Stratasys' businesses, or other developments involving Nano, the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to

I AGREE

Nano's self-serving ... partial tender offer ... opportunities

Nano has launched a highly opp... control of Stratasys by commen... unqualified slate of director can... Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

...of Directors Unanimously ...mension's Revised Partial ... Unanimously ...at Shareholders Vote "**FOR**" ...f the Stratasys Slate. We ...s to read the Amended ...and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

Nano's campaign risks derailing Stratasys' future growth opportunities and

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re

Dimension's Co

Tender Offer

HOW TO SUPPORT STRATASYS

sys and
vestment

Legal Disclaimer

the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys' or Desktop Metal's products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys' or Desktop Metal's supply chain and distribution network and consequently, Stratasys' or Desktop Metal's ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to

I AGREE

Nano's self-serving partial tender offer opportunities

Nano has launched a highly opp control of Stratasys by commen unqualified slate of director can Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

Nano's campaign risks derailing Stratasys' future growth opportunities and

of Directors Unanimously mension's Revised Partial Unanimously at Shareholders Vote "**FOR**" f the Stratasys Slate. We s to read the Amended and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re… Dimension's Co… Tender Offer

HOW TO SUPPORT STRATASYS

…sys and …vestment

Legal Disclaimer

industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys' or Desktop Metal's products; and disruptions of Stratasys' or Desktop Metal's information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission ("SEC") in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys' and Desktop Metal's respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys' and Desktop Metal's Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys' Form 6-K reports that

I AGREE

Nano's self-serving … partial tender offer … opportunities

Nano has launched a highly opp… control of Stratasys by commen… unqualified slate of director can… Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

…of Directors Unanimously …mension's Revised Partial …Unanimously …at Shareholders Vote "**FOR**" …f the Stratasys Slate. We …s to read the Amended …and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

Nano's campaign risks derailing Stratasys' future growth opportunities and

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re
Dimension's Co
Tender Offer

HOW TO SUPPORT STRATASYS

sys and
vestment

Legal Disclaimer

published its results for the quarter ended March 31, 2023, which it furnished to the SEC on May 16, 2023, and Desktop Metal's most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this website are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This website is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

I AGREE

Nano's self-serving
partial tender offer
opportunities

Nano has launched a highly opp
control of Stratasys by commen
unqualified slate of director can
Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

Nano's campaign risks derailing Stratasys' future growth opportunities and

of Directors Unanimously
mension's Revised Partial
Unanimously
at Shareholders Vote "**FOR**"
f the Stratasys Slate. We
s to read the Amended
and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re… Dimension's Co… Tender Offer

HOW TO SUPPORT STRATASYS

…sys and …vestment

Legal Disclaimer

Important Additional Information

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. The registration statement has not yet become effective. After the registration statement is effective, the definitive joint proxy statement/prospectus will be mailed to shareholders of Stratasys and Desktop Metal. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL

I AGREE

Nano's self-serving … partial tender offer … opportunities

Nano has launched a highly opp… control of Stratasys by commen… unqualified slate of director can… Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

Nano's campaign risks derailing Stratasys' future growth opportunities and

…of Directors Unanimously …mension's Revised Partial … Unanimously …at Shareholders Vote "**FOR**" …f the Stratasys Slate. We …s to read the Amended …and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re... Dimension's Co... Tender Offer

HOW TO SUPPORT STRATASYS

...sys and ...vestment

Legal Disclaimer

THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys will be available free of charge on Stratasys' website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal will be available free of charge on Desktop Metal's website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

This website is not an offer to purchase or a solicitation of an offer to sell the ordinary shares of Stratasys. In response to a tender offer commenced by Nano, Stratasys has filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9. STRATASYS SHAREHOLDERS ARE ADVISED TO READ

I AGREE

Nano's self-serving ... partial tender offer ... opportunities

Nano has launched a highly opp... control of Stratasys by commen... unqualified slate of director can... Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

Nano's campaign risks derailing Stratasys' future growth opportunities and

...of Directors Unanimously ...mension's Revised Partial ... Unanimously ...at Shareholders Vote "**FOR**" ...f the Stratasys Slate. We ...s to read the Amended ...and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re Dimension's Co Tender Offer

HOW TO SUPPORT STRATASYS

sys and vestment

Legal Disclaimer

STRATASYS' SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO ANY TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Stratasys shareholders may obtain a copy of the Solicitation/Recommendation Statement on Schedule 14D-9, as well as any other documents filed by Stratasys in connection with the tender offer by Nano or one of its affiliates, free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of these documents from Stratasys by directing a request to Stratasys Ltd., 1 Holtzman Street, Science Park, P.O. Box 2496, Rehovot 7612, Israel, Attn: Yonah Lloyd, VP Investor Relations, or by calling +972-74-745-4029.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the

I AGREE

Nano's self-serving partial tender offer opportunities

Nano has launched a highly opp control of Stratasys by commen unqualified slate of director can Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

of Directors Unanimously mension's Revised Partial Unanimously at Shareholders Vote "**FOR**" f the Stratasys Slate. We s to read the Amended and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

Nano's campaign risks derailing Stratasys' future growth opportunities and

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re… Dimension's Co… Tender Offer

HOW TO SUPPORT STRATASYS

…sys and …vestment

Legal Disclaimer

directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys' proxy statement for its 2023 Annual General Meeting of Shareholders, which was filed with the SEC on July 12, 2023, and Stratasys' Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal's proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents

I AGREE

Nano's self-serving … partial tender offer … opportunities

Nano has launched a highly opp… control of Stratasys by commen… unqualified slate of director can… Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

Nano's campaign risks derailing Stratasys' future growth opportunities and

…of Directors Unanimously …mension's Revised Partial … Unanimously …at Shareholders Vote "**FOR**" …f the Stratasys Slate. We …s to read the Amended …and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Re… Dimension's Co… Tender Offer

HOW TO SUPPORT STRATASYS

…sys and …vestment

Legal Disclaimer

investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

Use of Non-GAAP Financial Measures

This website contains certain forward-looking non-GAAP measures, which are based on internal forecasts and represent management's best judgment. Reconciliation of such measures to the most directly comparable GAAP financial measures cannot be furnished without unreasonable efforts due to inherent difficulty in forecasting the amount and timing of certain adjustments that are necessary for such reconciliations and which may significantly impact our GAAP results. In particular, sufficient information is not available to calculate certain adjustments that are required to prepare a forward-looking statement of revenue, margin and EBITDA in accordance with GAAP for fiscal years 2024 and beyond. Stratasys also believes that such reconciliations would also imply a degree of precision that would be confusing or inappropriate for these forward-looking measures, which are inherently uncertain. All revenue, margin, EBITDA and other P&L references are non-GAAP unless specified otherwise.

I AGREE

Nano's self-serving … partial tender offer … opportunities

Nano has launched a highly opp… control of Stratasys by commen… unqualified slate of director can… Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

…of Directors Unanimously …mension's Revised Partial … Unanimously …at Shareholders Vote "**FOR**" …f the Stratasys Slate. We …s to read the Amended …and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

Nano's campaign risks derailing Stratasys' future growth opportunities and

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Stratasys' Board Urges Shareholders to Vote "FOR" the Re-Election of the Stratasys Slate AND to Reject Nano Dimension's Coercive Partial Tender Offer

HOW TO SUPPORT STRATASYS


Support Stratasys and Protect Your Investment
01:51

Nano's self-serving campaign and revised partial tender offer risk derailing future growth opportunities

Nano has launched a highly opportunistic, self-interested campaign to take control of Stratasys by commencing a partial tender offer and nominating an unqualified slate of director candidates to stand for election to Stratasys' Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

Nano's campaign risks derailing Stratasys' future growth opportunities and threatens to destroy value for Stratasys shareholders.

Ahead of the Stratasys Annual General Meeting on Tuesday, August 8, 2023, the Stratasys Board urges shareholders to vote ONLY on the **WHITE** proxy card "**FOR**" the re-election of the Stratasys slate consisting of the eight highly qualified current members of Stratasys' Board.

MEET OUR BOARD CLICK TO VOTE

Nano's opportunistic, coercive, highly conditional partial tender offer is not in the best interests of all Stratasys shareholders.

On July 10, 2023, Nano increased the offer price of its unsolicited partial tender offer from $20.05 to $24.00 per share in cash, seeking to acquire up to 36.9% of Stratasys ordinary shares not already owned by Nano. The Stratasys Board unanimously determined that the revised partial tender offer is NOT in the best interests of all Stratasys shareholders.

Nano's **partial tender** means Stratasys shareholders who tender their shares may have as few as approximately 40% of their shares purchased, assuming full participation in the offer.

The partial tender offer implies **a value of approximately $15 to $19 per share or less,** assuming full participation in the offer, given that Stratasys being controlled by Nano is likely to lead to Stratasys shareholders' remaining shares **trading at a heavily discounted level**, which could **be approximately $9 to $15 per share or less**[1].

Stratasys Board of Directors Unanimously Rejects Nano Dimension's Revised Partial Tender Offer and Unanimously Recommends that Shareholders Vote "**FOR**" the Re-Election of the Stratasys Slate. We urge shareholders to read the Amended Schedule 14D-9 and the Proxy Statement for the 2023 Annual General Meeting carefully and in their entirety so you will be fully informed as to your Board's recommendations.

NOTICE OF OBJECTION

LETTER TO STRATASYS SHAREHOLDERS

PRESS RELEASE

SHAREHOLDER PRESENTATION

PROXY STATEMENT

PROXY CARD

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The Stratasys Board urges shareholders to reject Nano's revised partial offer, deliver a Notice of Objection against the partial offer and **NOT** to tender their Stratasys shares in the partial offer.

PROTECTING AND MAXIMIZING VALUE FOR ALL STRATASYS SHAREHOLDERS

HOW TO DELIVER A NOTICE OF OBJECTION

Value of Nano's $24 partial tender is illusory



Nano Partial Tender Offer for 37%1,2 of shares
~40% of your shares purchased in the partial tender offer
$24
+
49% SSYS shares illustratively trade as Nano-controlled entity
~60% of your shares become minority
~$93 - $14.885
=
Illustrative pro-rata price1-5
~$15 – $19

Company filings, Factset, Nano tender offer as of 07/10/2023
1Assuming basic shares outstanding of 68.6mm; 2Up to 25.3mm shares purchased as per TO; 3Assumes SSYS trades as a Nano-controlled entity; Nano market capitalization has been trading at an average ~60% of its cash balance and investments YTD, applying same discount to SSYS unaffected price; rounded for illustrative purposes; 4Implied pro rata prices assuming 25.3mm shares acquired at $24.00/share as per TO and remaining shares trade at a discount to SSYS unaffected price; rounded for illustrative purposes; 5Reflects unaffected SSYS price as of May 24, 2023

Partial Tender Offer

- On May 30, 2023, Stratasys rejected Nano's previous partial tender offer to acquire ordinary shares of Stratasys for $18.00
- On June 30, 2023, Stratasys rejected Nano's revised partial tender offer to acquire ordinary shares of Stratasys for $20.05 per share
- On July 17, 2023, Stratasys rejected Nano's revised partial tender offer to acquire ordinary shares of Stratasys for $24.00 per share
- Nano's **partial tender** means Stratasys shareholders who tender their shares may have as few as approximately 40% of their shares purchased, assuming full participation in the offer. If the partial tender offer is successful, additional shareholders are likely to tender their shares during the mandatory 4-day extension window, and **shareholders will still own approximately 60% of their existing shares in a Nano-controlled Stratasys**
- The partial tender offer implies a blended value of **approximately $15 to $19 per share or less**[1], assuming full participation in the offer, given that Stratasys being controlled by Nano is likely to lead to Stratasys shareholders' remaining shares **trading at a heavily discounted level,** which could **be approximately $9 to $15 per share or less**[1]

1 Assumes tendered shares that are not accepted as a result of proration trade similar to Nano's market cap discount to cash and investments as a controlling entity of SSYS' unaffected price at most. See investor presentation for further information.

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Your Participation is Important

HOW TO SUPPORT STRATASYS

Shareholders are urged to support Stratasys' value creation strategy and reject Nano's attempt to take control of Stratasys and destroy the value of their investment. Ahead of the Annual General Meeting, vote ONLY on the WHITE proxy card "**FOR**" the re-election of the Stratasys slate of directors.

Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

Stratasys shareholders are also strongly urged NOT to tender their shares into Nano's revised partial tender offer AND to deliver a Notice of Objection. If you have already tendered your shares, you can still withdraw them.

Simply refraining from tendering shares could result in non-tendering shareholders being left as minority shareholders in a company controlled by Nano.

Stratasys

INVESTOR RELATIONS

Yonah Lloyd
CCO / VP Investor Relations
Yonah.Lloyd@stratasys.com

U.S. MEDIA

Ed Trissel / Joseph Sala / Kara Brickman
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

ISRAEL MEDIA

Rosa Coblens
VP Sustainability, Public Relations IL & Global Internal Communications
Rosa.Coblens@stratasys.com

Yael Arnon
Scherf Communications
yaela@scherfcom.com
+972527202703

Desktop Metal

INVESTOR RELATIONS

Jay Gentzkow
jaygentzkow@desktopmetal.com
(781) 730-2110

MEDIA RELATIONS

Sarah Webster
sarahwebster@desktopmetal.com
(313) 715-6988

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Our Nominees

Meet the purpose-built Board driving shareholder value

Our Board is highly qualified with relevant sector experience and expertise and is purpose-built to oversee Stratasys' growth strategy and drive shareholder value

SSYS nominee	 Dov Ofer	 S. Scott Crump	 John McEleny	 Ziva Patir	 David Reis	 Michael Schoellhorn	 Yair Seroussi	 Adina Shorr
Title	**Chairman**	**Director**	**Director**	**Director**	**Director**	**Director**	**Director**	**Director**
Senior management at a $500M+ revenue company	✓	✓	✓		✓	✓	✓	✓
Generating profitable growth	✓	✓	✓		✓	✓	✓	✓
Successful M&A strategy and integration	✓	✓	✓		✓	✓	✓	✓
ESG, Industry Standards and compliance experience		✓		✓		✓		
Experience at a leading 3D printing company	✓	✓	✓	✓	✓	✓	✓	✓

Stratasys Board of Directors urges shareholders to vote "**FOR**" the re-election of the Stratasys slate consisting of the eight highly qualified current members of Stratasys' Board. **Your vote is important.** We urge shareholders to read the proxy statement carefully and vote your shares promptly, regardless of the number of shares you own.

LETTER TO STRATASYS SHAREHOLDERS FROM THE BOARD OF DIRECTORS

PROXY STATEMENT

PROXY CARD

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Stratasys' Board is purpose-built

We continuously evaluate Stratasys' board composition to maintain the right balance of skills, experience, diversity and tenure. As part of this process, we take into consideration the feedback and views of shareholders through active engagement to help inform our decision-making and ensure the board composition that is in the best interests of the Company and all our shareholders.

Stratasys operates in a highly technical field requiring a vast amount of experience and industry relationships across 3D printing, other high-tech enterprises, manufacturing and software in order to succeed as a company – **and our Board brings the right operational and technical expertise, diverse and unique insights into industry relationships and ESG best practices to drive Stratasys' growth.**

Board Composition Highlights

BOARD INDEPENDENCE


1
Co-Founder of
Stratasys
88%
Independent
7
Independent

Majority of Board is composed of Independent directors

DIRECTOR TENURE


> 11 years
13%
1
3
< 6 years
37%
4
6 - 10 years
50%

Board is balanced between directors with a short, medium and longer tenure

Meet our director nominees



Dov Ofer
Chairman of the Board since May 2020, director since July 2017

READ BIO



Scott Crump
Director since November 2021

READ BIO



John J. McEleney
Director since December 2007

READ BIO



Ziva Patir
Director since June 2013

READ BIO



David Reis
Director since June 2013

READ BIO



Michael Schoellhorn
Director since November 2020

READ BIO



Yair Seroussi
Director since July 2017

READ BIO



Adina Shorr
Director since July 2018

READ BIO

Your Participation is Important

Protect Your Investment and Reject Nano's Attempt to Take Control of Stratasys

The highly opportunistic, self-interested campaign by Nano to take control of Stratasys risks derailing our future growth opportunities and threatens to destroy value for Stratasys shareholders.

Help ensure Stratasys can continue to build on its progress and maximize shareholder value.

Vote ONLY on the **WHITE** proxy card "**FOR**" the re-election of the Stratasys slate.

Stratasys shareholders are also urged **NOT** to tender shares into Nano's coercive partial tender offer, to withdraw any shares previously tendered AND to contact your broker and instruct them to file a Notice of Objection.

HOW TO SUPPORT STRATASYS

Stratasys

INVESTOR RELATIONS

Yonah Lloyd
CCO / VP Investor Relations
Yonah.Lloyd@stratasys.com

U.S. MEDIA

Ed Trissel / Joseph Sala / Kara Brickman
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

ISRAEL MEDIA

Rosa Coblens
VP Sustainability, Public Relations IL & Global Internal Communications
Rosa.Coblens@stratasys.com

Yael Arnon
Scherf Communications
yaela@scherfcom.com
+972527202703

Desktop Metal

INVESTOR RELATIONS

Jay Gentzkow
jaygentzkow@desktopmetal.com
(781) 730-2110

MEDIA RELATIONS

Sarah Webster
sarahwebster@desktopmetal.com
(313) 715-6988

Need Help?



Shareholder Materials

2023 Annual General Meeting Materials

Press Releases

JULY 12, 2023

Stratasys Files Proxy Statement for the 2023 Annual General Meeting and Mails Letter to Shareholders

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Letters

JULY 12, 2023

Letter to Stratasys Shareholders from the Board of Directors

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Proxy Card

Click here to download a proxy card

DOWNLOAD

Stratasys' Combination with Desktop Metal

Press Releases

JUNE 20, 2023
Stratasys Files Preliminary Form F-4 and Additional Revenue and EBITDA Estimates for Superior Value Combination with Desktop Metal

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MAY 25, 2023
Stratasys to Combine with Desktop Metal in Approximately $1.8 Billion All-Stock Transaction

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Presentations

JUNE 20, 2023
Delivering superior value with Desktop Metal combination

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MAY 31, 2023
Stratasys: Positioned to deliver outsized and enduring shareholder value

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MAY 25, 2023
Stratasys and Desktop Metal to Combine

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Investor Q&A

JUNE 20, 2023
Stratasys Investor Update Q&A

DOWNLOAD

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Webcasts

JUNE 20, 2023
Stratasys Investor Update

LINK TO WEBCAST

MAY 25, 2023
Stratasys to Combine with Desktop Metal

LINK TO WEBCAST

Notice of Objection

Click here to download a Notice of Objection

DOWNLOAD

Nano's Coercive Tender Offer

Press Releases

JULY 17, 2023
Stratasys Board of Directors Unanimously Rejects Nano Dimension's Revised Partial Tender Offer

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JULY 10, 2023
Stratasys to Review Revised Unsolicited Partial Tender Offer from Nano Dimension

DOWNLOAD

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JUNE 30, 2023
Stratasys Board of Directors Unanimously Rejects Nano Dimension's Revised Partial Tender Offer
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JUNE 27, 2023
Stratasys to Review Revised Unsolicited Partial Tender Offer from Nano Dimension
DOWNLOAD

JUNE 21, 2023
Stratasys Urges Shareholders NOT to Tender into Nano Dimension's Inadequate, Unsolicited, Partial Tender Offer
DOWNLOAD

JUNE 7, 2023
Stratasys Mails Letter to Shareholders
DOWNLOAD

MAY 30, 2023
Stratasys Board of Directors Unanimously Rejects Nano Dimension's Partial Tender Offer
DOWNLOAD

MAY 25, 2023
Stratasys to Review Unsolicited Special Tender Offer From Nano Dimension
DOWNLOAD

APRIL 13, 2023
Stratasys Board of Directors Unanimously Rejects the Nano Dimension Revised Unsolicited Proposal of $20.05 Per Share
DOWNLOAD

APRIL 4, 2023
Stratasys Confirms Receipt of Revised Unsolicited Acquisition Proposal From Nano Dimension
DOWNLOAD

APRIL 3, 2023
Stratasys Board of Directors Unanimously Rejects the Nano Dimension Revised Unsolicited Proposal of $19.55 Per Share
DOWNLOAD

MARCH 29, 2023
Stratasys Confirms Receipt of Revised Unsolicited Acquisition Proposal From Nano Dimension
DOWNLOAD

MARCH 22, 2023
Stratasys Board of Directors Unanimously Rejects Unsolicited Proposal from Nano Dimension
DOWNLOAD

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MARCH 9, 2023

Stratasys Confirms Receipt of Unsolicited Acquisition Proposal From Nano Dimension

DOWNLOAD

Letters

JUNE 7, 2023

Letter to Stratasys Shareholders from the Board of Directors

DOWNLOAD

Presentations

JULY 17, 2023

Protecting and maximizing value for all Stratasys shareholders

DOWNLOAD

MAY 31, 2023

Stratasys: Positioned to deliver outsized and enduring shareholder value

DOWNLOAD

Stratasys

INVESTOR RELATIONS

Yonah Lloyd
CCO / VP Investor Relations
Yonah.Lloyd@stratasys.com

U.S. MEDIA

Ed Trissel / Joseph Sala / Kara Brickman
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

ISRAEL MEDIA

Rosa Coblens
VP Sustainability, Public Relations IL & Global Internal Communications
Rosa.Coblens@stratasys.com

Yael Arnon
Scherf Communications
yaela@scherfcom.com
+972527202703

Desktop Metal

INVESTOR RELATIONS

Jay Gentzkow
jaygentzkow@desktopmetal.com
(781) 730-2110

MEDIA RELATIONS

Sarah Webster
sarahwebster@desktopmetal.com
(313) 715-6988

Need Help?

FAQ



What does the Stratasys Board of Directors recommend I do with my shares?

Nano has launched a highly opportunistic, self-interested campaign to take control of Stratasys by commencing a partial tender offer and nominating an unqualified slate of director candidates to stand for election to Stratasys' Board of Directors. Voting for Nano's slate will enable Nano to take control of Stratasys without paying Stratasys shareholders, irrespective of the partial tender offer.

The Board strongly believes **the highly opportunistic, self-interested campaign by Nano Dimension to take control of Stratasys puts your investment at risk** by threatening to derail our significant progress and destroy value for Stratasys shareholders.

Stratasys' Board unanimously recommends that Stratasys shareholders vote "FOR" the re-election of the Stratasys slate consisting of the eight highly qualified current members of Stratasys' Board ahead of the Stratasys Annual General Meeting on Tuesday, August 8, 2023. Learn more here.

Further, the Stratasys Board of Directors unanimously determined that the revised partial tender offer announced by Nano Dimension to acquire ordinary shares of Stratasys for $24.00 per share in cash is misleading, coercive, substantially undervalues Stratasys as a whole and is **NOT** in the best interests of all Stratasys shareholders. Accordingly, the Board urges shareholders NOT to tender their shares into Nano's revised offer, to withdraw any shares that have already been tendered, AND to deliver a Notice of Objection against the offer. Learn more here.

How do I vote my shares at the 2023 Stratasys Annual General Meeting?

Whether or not you plan to attend the 2023 Annual General Meeting, your vote is important, regardless of the number of shares you own. You can vote your shares by internet (at www.cesvote.com) or by mail. Simply follow the instructions on the **WHITE** proxy card or voting instruction form provided to you. **If you vote online, your vote must be received by 11:59 p.m., U.S. Eastern time, on Monday, August 7, 2023 in order to be counted towards the tally of votes at the Meeting.** Learn more here.

Who is eligible to vote at the 2023 Stratasys Annual General Meeting?

You are entitled to vote if you were a shareholder of Stratasys as of the close of business on Wednesday, July 5, 2023. **Your vote is important, regardless of the number of shares you own.**

When can I vote my shares at the 2023 Stratasys Annual General Meeting?

Shareholders of record can vote ahead of the Annual General Meeting on Tuesday, August 8, 2023. **Your vote must be received by 11:59 p.m., U.S. Eastern time, on Monday, August 7, 2023 in order to be counted towards the tally of votes at the Meeting.**

Can I change my vote?

Yes. If you are a shareholder of record and have submitted a proxy card, you can change your vote at any time before it is voted by sending a written and dated notice of revocation to Broadridge, our agent for tallying the votes at the Meeting. Any such revocation or later proxy must be received by 11:59 p.m., U.S. Eastern time, on Monday, August 7, 2023, for it to be effective. If you initially voted online, you can follow the same instructions as you did initially in order to submit your revised vote.

Need Help?

What should I do if I do not have a proxy card?

If you lose or misplace your **WHITE** proxy card, you can print a copy of the proxy card from here, or our website at www.stratasys.com. If you receive proxy materials sent by Nano, we urge you to simply discard Nano's proxy card.

If you need additional copies of the proxy statement or the proxy card or voting instruction form, you can contact Morrow Sodali LLC by calling toll-free (800) 662-5200 or (203) 658-9400 or emailing SSYS@info.morrowsodali.com.

Why does the Board believe rejecting Nano's partial tender offer and delivering a Notice of Objection against the offer is in the best interests of Stratasys shareholders?

Nano's **partial tender** means Stratasys shareholders who tender their shares may have as few as approximately 40% of their shares purchased

If the partial tender offer is successful, additional shareholders are likely to tender their shares during the 4-day mandatory extension window, and **shareholders will still own ~60% of their existing shares in a Nano-controlled Stratasys.**

The partial tender offer implies a blended value of **approximately $15 to $19 per share or less**, assuming full participation in the offer, given that Stratasys being controlled by Nano is likely to lead to Stratasys shareholders' remaining shares **trading at a heavily discounted level**, which could **be approximately $9 to $15 per share or less**[1].

Nano has **destroyed significant value and trades at negative firm value**. Yoav Stern, Nano's CEO, cannot be trusted, has made misrepresentations about Stratasys and is not qualified to manage Stratasys. Since Stern's appointment, Nano has spent more than $500 million in cash and increased its revenue by only $44 million.

If the partial tender offer is successful, **significant conflicts of interest** would exist that are likely to be detrimental to Stratasys and its minority shareholders. Nano and Yoav Stern may not be incentivized to act in the best interest of minority shareholders of Stratasys, and **Nano could block any future transaction that might maximize value** for Stratasys and its minority shareholders.

What is a tender offer?

A tender offer is a public offer to purchase stock of a corporation from its shareholders at a certain price (in this case $24.00 per share) within a stated time limit, often in an effort to win control of the company. A tender offer must comply with the rules and regulations of the SEC, which include certain minimum offering periods, withdrawal rights, manner of publication and other requirements.

What is the difference between a tender offer in Israel versus in the U.S.?

Under Israeli tender offer rules, an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. A special tender offer in Israel will fail if the shares covered by submitted Notices of Objection are greater than or equal to the number of shares tendered in the offer.

Need Help?

How do Stratasys shareholders deliver a Notice of Objection?

Please contact your broker and instruct them to deliver a Notice of Objection on your behalf. If you have already tendered your shares, you can still withdraw them. Further information can be found here.

If I already delivered a Notice of Objection against Nano's previous partial tender offers for $18.00 per share or $20.05 per share, do I need to deliver another Notice of Objection against the revised offer?

No. If you have already submitted a Notice of Objection, you are deemed to have objected to the offer. If you have already tendered your shares, you can still withdraw them and deliver a Notice of Objection.

Who can I contact for more information?

If you need assistance delivering your Notice of Objection or voting your WHITE proxy card, or have further questions, please contact Morrow Sodali LLC by calling toll-free (800) 662-5200 or (203) 658-9400 or emailing SSYS@info.morrowsodali.com.

Investors can contact Yonah Lloyd, CCO / VP Investor Relations, by emailing Yonah.Lloyd@stratasys.com.

U.S. media can contact Ed Trissel / Joseph Sala / Kara Brickman at Joele Frank, Wilkinson Brimmer Katcher by calling (212) 355-4449.

Israel media can contact Motti Scherf by calling +972527202700 or emailing motti@scherfcom.com.

1Assumes tendered shares that are not accepted as a result of proration trade similar to Nano's market cap discount to cash and investments as a controlling entity or SSYS' unaffected price at most. See investor presentation for further information.

Stratasys

INVESTOR RELATIONS

Yonah Lloyd
CCO / VP Investor Relations
Yonah.Lloyd@stratasys.com

U.S. MEDIA

Ed Trissel / Joseph Sala / Kara Brickman
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

ISRAEL MEDIA

Rosa Coblens
VP Sustainability, Public Relations IL & Global Internal Communications
Rosa.Coblens@stratasys.com

Yael Arnon
Scherf Communications
yaela@scherfcom.com
+972527202703

Desktop Metal

INVESTOR RELATIONS

Jay Gentzkow
jaygentzkow@desktopmetal.com
(781) 730-2110

MEDIA RELATIONS

Sarah Webster
sarahwebster@desktopmetal.com
(313) 715-6988

Need Help?

How to Support Stratasys

How to Vote

Ahead of the Stratasys Annual General Meeting on Tuesday, August 8, 2023, we urge shareholders to vote **"FOR"** the re-election of the Stratasys slate consisting of the eight highly qualified current members of Stratasys' Board.

Shareholders should receive Stratasys' proxy materials and **WHITE** proxy card by email from your broker or by regular mail.

Whether or not you plan to attend, your vote is important, **regardless of the number of shares you own. You can vote your shares by internet or mail.** Simply follow the instructions on the **WHITE** proxy card or voting instruction form provided to you.

If you receive proxy materials sent by Nano, we urge you to simply discard Nano's proxy card.

The quickest and most efficient way to vote your shares is to vote online.

Online

Step 1: Visit www.cesvote.com

Step 2: Enter your 11-digit electronic voting number. Locate the Control Number listed on your WHITE proxy card or voting materials you should have received either via e-mail or your regular mail package.

Step 3: Follow the directions to complete the electronic voting instruction form. Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

Mail

Step 1: Locate Stratasys' proxy materials and WHITE proxy card you received in your regular mail package.

Step 2: Mark, sign and date your WHITE proxy card or voting instruction form.

Step 3: Return the physical proxy card in the postage-paid envelope provided to you.

If you need additional copies of the proxy statement or the proxy card or voting instruction form, you can contact Morrow Sodali LLC by calling toll-free (800) 662-5200 or (203) 658-9400 or emailing SSYS@info.morrowsodali.com.

How to Deliver a Notice of Objection

Protect Your Investment

To deliver a Notice of Objection, CONTACT YOUR BROKER and instruct them to deliver a Notice of Objection on your behalf. If you have already tendered your shares, you can still withdraw them.

Remember to check your inbox and spam folder frequently for communication from your broker.

Under Israeli tender offer rules, Nano's offer will fail if the shares covered by submitted Notices of Objection are greater than or equal to the number of shares tendered in the offer. Therefore, in addition to not tendering, filing a Notice of Objection could help cause the tender to fail. Simply not tendering could result in non-tendering shareholders being left as minority shareholders in a company controlled by Nano.

We strongly urge shareholders to file their Notice of Objection in order to reduce the risk of becoming a minority shareholder.

For assistance delivering a Notice of Objection or withdrawing your Stratasys ordinary shares, please contact your broker or Stratasys' information agent:

Morrow Sodali LLC
509 Madison Avenue, 12th Floor
New York, NY 10022

Call toll-free (800) 662-5200 or (203) 658-9400

Email: SSYS@info.morrowsodali.com

Need Help?

Stratasys

INVESTOR RELATIONS

Yonah Lloyd
CCO / VP Investor Relations
Yonah.Lloyd@stratasys.com

U.S. MEDIA

Ed Trissel / Joseph Sala / Kara Brickman
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

ISRAEL MEDIA

Rosa Coblens
VP Sustainability, Public Relations IL & Global Internal Communications
Rosa.Coblens@stratasys.com

Yael Arnon
Scherf Communications
yaela@scherfcom.com
+972527202703

Desktop Metal

INVESTOR RELATIONS

Jay Gentzkow
jaygentzkow@desktopmetal.com
(781) 730-2110

MEDIA RELATIONS

Sarah Webster
sarahwebster@desktopmetal.com
(313) 715-6988

Need Help?



Contact Us

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Stratasys

INVESTOR RELATIONS

Yonah Lloyd
CCO / VP Investor Relations
Yonah.Lloyd@stratasys.com

U.S. MEDIA

Ed Trissel / Joseph Sala / Kara Brickman
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

ISRAEL MEDIA

Rosa Coblens
VP Sustainability, Public Relations IL & Global Internal Communications
Rosa.Coblens@stratasys.com

Yael Arnon
Scherf Communications
yaela@scherfcom.com
+972527202703

Desktop Metal

INVESTOR RELATIONS

Jay Gentzkow
jaygentzkow@desktopmetal.com
(781) 730-2110

MEDIA RELATIONS

Sarah Webster
sarahwebster@desktopmetal.com
(313) 715-6988

Need Help?